April 10, 2013

By EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
Attention:     Ms. Dana Hartz
Staff Accountant

Re:	Principal Financial Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 13, 2013
File No. 001-16725

Dear Ms. Hartz:

This confirms our telephone conversation today regarding the proposed submission date for Principal Financial Group, Inc.'s response to the Staff's comment letter dated April 4, 2013, concerning the above-referenced periodic report.

You requested the company to respond within ten business days, or in the alternative, to inform the Staff when the company will provide a response. As indicated, the company plans to provide its response no later than May 2, 2013.

Please let me know if your recollection of our conversation is inconsistent with what I have described. Please call me if you have any questions or comments.

Sincerely,

/s/ Patrick A. Kirchner

Patrick A. Kirchner
Assistant General Counsel
Voice: 515-235-9417
Facsimile: 515-248-3011
Kirchner.Patrick@principal.com

cc:    Jim B. Rosenberg (Securities and Exchange Commission)
Lisa Vanjoske (Securities and Exchange Commission)